Exhibit 2

NXP Announces Launch of Senior Unsecured Notes Offering

EINDHOVEN, The Netherlands, June 11, 2019 — NXP Semiconductors N.V. (NASDAQ:NXPI) (together with its subsidiaries, “NXP”) announced today that its subsidiaries NXP B.V., NXP Funding LLC and NXP USA, Inc. (together, the “Issuers”) intend to commence a private offering of senior unsecured notes (the “Notes”) pursuant to Rule 144A and Regulation S under the U.S. Securities Act of 1933, as amended (the “Securities Act”).

The Notes will be fully and unconditionally guaranteed on a senior basis by NXP Semiconductors N.V. and will be structurally subordinated to the liabilities, including trade payables, of NXP’s other subsidiaries. In addition, the Notes will be effectively junior to all future secured debt of the Issuers and NXP Semiconductors N.V., to the extent of the value of the assets securing such debt.

NXP intends to use the net proceeds from the offering of the Notes for general corporate purposes, including repayment of indebtedness or corporate expenditures. NXP currently expects to use a portion of the proceeds to fund the concurrent cash tender offer for any and all of the $600,000,000 outstanding aggregate principal amount of 4.125% Senior Notes due June 15, 2020 (the “4.125% 2020 Notes”) (the “Tender Offer”) and to redeem, in accordance with the terms of the indenture governing the 4.125% 2020 Notes, any 4.125% 2020 Notes that remain outstanding thereafter, if any (the “2020 Notes Redemption”), including the payment of all premiums, accrued interest and costs and expenses in connection with the Tender Offer and the 2020 Notes Redemption. NXP also expects to use a portion of the proceeds to permanently refinance the $1,150 million aggregate principal amount of outstanding Cash Convertible Notes upon their maturity on December 1, 2019. Pending this utilization, NXP may temporarily invest the corresponding net proceeds in short term investment grade liquid investments.

The Notes will be offered in the United States to persons reasonably believed to be qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”), and outside the United States to non-United States persons in compliance with Regulation S under the Securities Act. The Notes have not been registered under the Securities Act and may not be offered or sold in the United States without registration or an applicable exemption from the registration requirements.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of, any securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration, qualification or exemption under the securities laws of any such jurisdiction.

No offer or sale of the Notes, as guaranteed by NXP Semiconductors N.V., shall be made in any jurisdiction where such an offer or sale would be unlawful.

The Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (the “EEA”). For these purposes, a “retail investor” means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU, as amended (“MiFID II”); (ii) a customer within the meaning of Directive 2002/92/EC, as amended, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Directive 2003/71/EC, as amended. Consequently no key information document required by Regulation (EU) No. 1286/2014, as amended (the “PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the Notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

About NXP Semiconductors

NXP Semiconductors N.V. (NASDAQ:NXPI) enables secure connections and infrastructure for a smarter world, advancing solutions that make lives easier, better and safer. As the world leader in secure connectivity solutions for embedded applications, NXP is driving innovation in the secure connected vehicle, end-to-end security & privacy and smart connected solutions markets. Built on more than 60 years of combined experience and expertise, the company has over 30,000 employees in more than 30 countries and posted revenue of $9.41 billion in 2018.

Forward-looking Statements

This document includes forward-looking statements which include statements regarding the offering of the Notes, the Tender Offer and the 2020 Notes Redemption and the refinancing of the Cash Convertible Notes. By their nature, forward-looking statements are subject to numerous factors, risks and uncertainties that could cause actual outcomes and results to be materially different from those projected. These factors, risks and uncertainties include the following: the risk that the offering of the Notes, the Tender Offer and the 2020 Notes Redemption and the refinancing of the Cash Convertible Notes may not be completed on the proposed terms, or at all. The following risks, among others, could affect our business and financial performance: market demand and semiconductor industry conditions; the ability to successfully introduce new technologies and products; the end-market demand for the goods into which NXP’s products are incorporated; the ability to generate sufficient cash, raise sufficient capital or refinance corporate debt at or before maturity; the ability to meet the combination of corporate debt service, research and development and capital investment requirements; the ability to accurately estimate demand and match manufacturing production capacity accordingly or obtain supplies from third-party producers; the access to production capacity from third-party outsourcing partners, and any events that might affect third-party business partners or NXP’s relationship with them; the ability to secure adequate and timely supply of equipment and materials from suppliers; the ability to avoid operational problems and product defects and, if such issues were to arise, to correct them quickly; the ability to form strategic partnerships and joint ventures and to successfully cooperate with alliance partners; the ability to win competitive bid selection processes to develop products for use in customers’ equipment and products; the ability to achieve targeted efficiencies and cost savings; the ability to successfully hire and retain key management and senior product architects; and, the ability to maintain good relationships with our suppliers. Readers are cautioned not to place undue reliance on forward-looking statements, which speak to results only as of the date the statements were made. Except for any ongoing obligation to disclose material information as required by the United States federal securities laws, NXP does not have any intention or obligation to publicly update or revise any forward-looking statements in the future. For a discussion of potential risks and uncertainties, please refer to the risk factors listed in NXP’s filings with the Securities and Exchange Commission. Copies of NXP’s filings with the Securities and Exchange Commission are available on NXP’s Investor Relations website, www.nxp.com/investor or from the SEC website, www.sec.gov. The information included on NXP’s website is not incorporated into this press release.

For further information, please contact:

Investors	Media
Jeff Palmer	Jacey Zuniga
jeff.palmer@nxp.com	jacey.zuniga@nxp.com
+1 408 518 5411	+1 512 895 7398

3